As filed with the Securities and Exchange Commission on March 2, 2012 and amended on July 3, 2012 and November 1, 2012

File No. 812-14011

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2 TO THE

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),

FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND

18(i) OF THE 1940 ACT

PERMAL HEDGE STRATEGIES FUND

LEGG MASON PARTNERS FUND ADVISOR, LLC

PERMAL ASSET MANAGEMENT INC.

LEGG MASON INVESTOR SERVICES, LLC

Written and oral communications regarding this Application should be addressed to:

Robert I. Frenkel, Esq.

Legg Mason & Co., LLC

100 First Stamford Place, 6th Floor

Stamford, CT 06902

(212) 805-6016

With copies of written communications to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-3575

This Application (including Exhibits) contains 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PERMAL HEDGE STRATEGIES FUND LEGG MASON PARTNERS FUND ADVISOR, LLC PERMAL ASSET MANAGEMENT INC. LEGG MASON INVESTOR SERVICES, LLC	AMENDMENT NO. 2 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT
Investment Company Act of 1940
File No. 812-14011

I. THE PROPOSAL

1.    Permal Hedge Strategies Fund (the “Fund”), Legg Mason Partners Fund Advisor, LLC (the “Adviser”), Permal Asset Management Inc. (the “Sub-Adviser” and, together with the Adviser, the “Advisers”) and Legg Mason Investor Services, LLC (the “Distributor”) (together, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, to permit the Fund to offer investors multiple classes of shares (“Shares”),1 with varying sales loads and asset based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other continuously-offered registered closed-

[1]	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Fund, as defined below.

end management investment company existing now or in the future for which the Advisers or the Distributor or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Advisers or the Distributor, acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Fund, the “Funds”).2 Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

2.    The Fund is a Maryland statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility.

The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers. The Fund may also invest directly in government securities, exchange-traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps).

3.    Subscriptions may be submitted to, and are received by, the Fund throughout any given month, but are accepted at the same time once per month. All subscriptions accepted by the Fund are accepted on the first business day of each calendar month, and the Fund’s Shares

[2]	The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

are priced at the net asset value per share (“NAV”), as of that date plus any applicable sales load, as described below. As disclosed in the Fund’s Registration Statement, investors in the Fund must generally certify that they are an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”). Investors who purchase Shares of the Fund, and other persons who acquire Shares become shareholders of the Fund (the “Shareholders”). The Fund currently issues a single class of Shares (the “Initial Class”). The Fund expects to accept monthly subscriptions on an ongoing basis.

Investors in the Fund are subject to a maximum sales load not to exceed 3.0% of the amount invested, with breakpoints generally based on the size of investment.3 In addition, the sales load is expected to be waived for the Adviser, the Sub-Adviser and Legg Mason, Inc., and their affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, employees of the Distributor and the Fund’s Board of Trustees (the “Board”, and each individual member thereof, a “Trustee”).4 Any scheduled variations in, or eliminations of, the sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.

The Fund has also adopted a Shareholder Services and Distribution Plan (the “Plan”) in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if such rules applied to closed-end management investment companies. Pursuant to the terms of the Plan the Fund will pay the Distributor for each Initial Class Share (i) an annual fee, payable monthly, of 0.25% of the Fund’s average monthly net assets, for shareholder services provided to Shareholders (the “Shareholder Services Fee”) and (ii) an annual fee, payable monthly, of 0.55% of the Fund’s average monthly net assets, for distribution services (the “Distribution Fee”).

a. The Shareholder Services Fee compensates the Distributor and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. To the extent permitted by applicable statute, rule or regulation, such Shareholder services and maintenance may include, but are not limited to, (a) costs of printing and distributing the Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (b) costs involved in

[3]	The Fund will not impose an “early withdrawal charge” or “repurchase fee” on investors who purchase and tender their Shares.
[4]	The Fund will not impose contingent deferred sales charges on Shares.

preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing Shareholders; (c) an allocation of overhead and other branch office distribution-related expenses of the Distributor or a broker dealer; (d) payments made to, and expenses of, the Distributor or a broker dealer (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund Shareholders in connection with the distribution of the Initial Class Shares, including but not limited to, office space and equipment, communication facilities, answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-accounting and recordkeeping services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining Shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, maintaining and servicing Shareholder accounts (including the payment of a continuing fee to financial consultants); and (e) interest-related expenses. Applicants represent that the Shareholder Services Fee complies with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”).5

b. Under the Plan, the Fund will compensate the Distributor, which may, in turn, pay all or a portion of such fees to brokers, dealers, or other financial intermediaries, for activities primarily intended to result in the sale of Shares. Applicants represent that the Distribution Fee complies with the provisions of the NASD Conduct Rule 2830. Applicants note that the Plan has been approved by a majority of the Trustees, including a majority of the

[5]

The Fund has received an exemption from FINRA in order to have its front end and deferred sales charges governed by NASD Rule 2830. Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, as provided for in Rule 12b-1. Applicants’ note that when the Fund’s Board considered and approved the Plan with respect to the Initial Class Shares, such approval was adopted in a manner consistent with Rule 12b-1.6 The Plan also required shareholder approval in a manner consistent with Rule 12b-1.

4.    The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders. Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors. The Adviser, in consultation with the Sub-Adviser, expects to recommend ordinarily that the Board authorize the Fund to offer to Repurchase Shares from Shareholders quarterly on or about March 31, June 30, September 30 and December 31 based on the then current NAV, commencing on or about September 30, 2012. As discussed above, the Fund’s Repurchases are conducted pursuant to Rule 13e-4 under the 1934 Act.

As noted above, the Fund currently issues Shares of the Initial Class. The Fund may offer additional classes of Shares, as described below.

5.    As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund

[6]	The Fund does not plan to offer exchange privileges.

will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6.    Under the proposal, each of the Initial Class and the New Class (as defined below) of Shares would be offered at net asset value. The Fund currently expects to offer a new Share class (the “New Class”) which would be offered at net asset value, but would not charge a sales load, and would not charge the Shareholder Services Fee or the Distribution Fee. New Class Shares would generally be available only to institutions and investors who compensate their financial intermediaries directly (for example, through wrap fee programs). Initial Class Shares would continue to be offered at net asset value, plus the applicable sales load and subject to the Shareholder Services Fee and Distribution Fee. Each of the Initial Class and the New Class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of NASD Conduct Rule 2830, as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”

7.    The above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future. Any additional class of Shares would be offered at net asset value and would comply with Rule 12b-1 under the 1940 Act and NASD Conduct Rule 2830.

8.    A number of precedents exist for the implementation of a multiple-class system for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-

Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure).

II. STATEMENT OF FACTS

A.	The Applicants

1.    The Fund is a Maryland statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the state of Maryland on November 8, 2011.

2.    The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser is an indirect subsidiary of Legg Mason Inc. (“Legg Mason”). The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3.    The Sub-Adviser is a corporation organized under the laws of the state of Delaware. The Sub-Adviser is an indirect subsidiary of Legg Mason. The Sub-Adviser serves as investment sub-adviser to the Fund. The Sub-Adviser is registered with the Commission as an investment adviser under the Advisers Act.

4.    The Distributor is registered with the Commission as a broker/dealer under the 1934 Act and will act as the principal underwriter of the Fund. The Distributor is under common control with the Adviser and the Sub-Adviser and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser and the Sub-Adviser.

B.	Current Structure and Characteristics

1.    The Fund continuously offers Shares pursuant to its currently effective Registration Statement on Form N-2 (File Nos. 811-22628 and 333-177961), in accordance with the Securities Act of 1933, as amended (the “1933 Act”).

2.    The Fund does not, however, continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. Furthermore, it is not expected that any secondary market will ever develop for the Shares. However, in order to provide a limited degree of liquidity to Shareholders, the Fund may from time to time offer to Repurchase Shares at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund currently offers a single class of Shares at current NAV plus the applicable sales load. These Shares are subject to the Shareholder Services Fee and the Distribution Fee.

C.	Proposed Class Structure and Characteristics

1.    The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor and may allow the Fund to raise capital through different distribution channels. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and services expenses.

2.    Initial Class Shares would continue to: (1) be subject to the applicable sales load; (2) be subject to a minimum initial purchase requirement which is currently $25,000; and (3) be subject to the Shareholder Services Fee and the Distribution Fee. As disclosed in the Fund’s prospectus, the Fund may waive the sales load and minimum purchase requirements for certain investors.

3.    New Class Shares would be subject to minimum purchase requirements and would be offered at net asset value, but would not impose a sales load, and would not be subject to the Shareholder Services Fee and the Distribution Fee. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and services expenses.

4.    Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits set forth in NASD Conduct Rule 2830.

5.    All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6.    In addition to distribution and/or service fees, each Class of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2) legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Class materials such as Shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific Class;

(4) Commission registration fees incurred by a specific Class;

(5) expenses of administrative personnel and services required to support the Shareholders of a specific Class;

(6) Trustees’ fees incurred as a result of issues relating to a specific Class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;

(8) incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific Class;

(9) account expenses relating solely to a specific Class;

(10) expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific Class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

7.    From time to time, the Board of the Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Plan and/or service plan as to such class; (2) voting rights with respect to a Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Plan and/or service plan or in class expenses.

8.    Because of the different distribution fees, Shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. DISCUSSION

A.	Background

1.    In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

[7]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

2.    Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8

3.    One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

4.    Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.9 Rule 23c-3 was adopted in April 1993.10

[8]	Id. at 424.

[9]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

[10]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).

Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.11

5.    Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system substantially similar to that for which Applicants seek relief. See, e.g., ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act

[11]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 7.

Rel. Nos. 24110 (November 8, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the 1940 Act

1.    Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2.    A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3.    Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

4.    The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above in Section I.3) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

5.    Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if new classes of Shares with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor. The proposed system would permit the Fund to facilitate the distribution of Shares through diverse distribution channels and would provide investors with a broader choice of Shareholder options.

6.    By contrast, if the Advisers and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional Share classes of the Fund.

7.    Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

8.    The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.12

9.    Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings

[12]

See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

10.    Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.

11.    In particular, the Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.13 Provisions

[13]

See, e.g., ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (November 8, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 9, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811 (April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

12.    Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in

Shareholder reports14 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.15 The Fund will include any such disclosures in its Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.16 The Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.17 Applicants will comply with all such applicable disclosure requirements.

13.    The requested relief is substantially similar to prior exemptions granted by the Commission to ASGI Agility Income Fund, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior

[14]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

[15]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[16]

Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

[17]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.18 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

VI. APPLICANTS’ CONDITION

The Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 12b-1 and 18f-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies. Additionally, to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate sales charges, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, as amended from time to time or replaced, as if that rule applied to closed-end management investment companies.

[18]	In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

VII. CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board adopted resolutions at a duly convened meeting for the Fund, attached hereto as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION

1.    For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2.    All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Permal Hedge Strategies Fund

R. Jay Gerken is authorized to sign and file this document on behalf of Permal Hedge Strategies Fund pursuant to the authority granted to him as the President and Chief Executive Officer under the Declaration of Trust.

/s/ R. Jay Gerken
By: R. Jay Gerken
Title: President and Chief Executive Officer
Date: November 1, 2012

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Senior Vice President of Legg Mason Partners Fund Advisor, LLC (the “Adviser”), Jeanne M. Kelly is authorized to sign and file this document on behalf of the Adviser.

Legg Mason Partners Fund Advisor, LLC

/s/ Jeanne M. Kelly
By: Jeanne M. Kelly
Title: Senior Vice President
Date: November 1, 2012

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Compliance Officer of Permal Asset Management Inc. (the “Sub-Adviser”), Karen Hager is authorized to sign and file this document on behalf of the Sub-Adviser.

Permal Asset Management Inc.

/s/ Karen Hager
By: Karen Hager
Title: Chief Compliance Officer
Date: November 1, 2012

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Managing Director of Legg Mason Investor Services, LLC (the “Distributor”), Jeremy O’Shea is authorized to sign and file this document on behalf of the Distributor.

Legg Mason Investor Services, LLC

/s/ Jeremy O’Shea
By: Jeremy O’Shea
Title: Managing Director
Date: November 1, 2012

List of Attachments and Exhibits

Exhibit A

1.	Verification of Permal Hedge Strategies Fund

2.	Verification of Legg Mason Partners Fund Advisor, LLC

3.	Verification of Permal Asset Management Inc.

4.	Verification of Legg Mason Investor Services, LLC

Exhibit B — Resolutions

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